KRYS BOYLE, P.C.
                                Attorneys at Law
Telephone                    Suite 2700 South Tower                Facsimile
(303) 893-2300                  600 17th Street               (303) 893-2882
                           Denver, Colorado  80202-5427


                                March 30, 2006


Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

     RE:  GWIN, Inc.
          Form 10-KSB for the year ended July 31, 2005
          File No. 0-24520

Dear Ms. Cvrkel:

     We are legal counsel to GWIN, Inc. (the "Company"). The following are the Company's responses to your comments in your letter dated March 9, 2006. As requested in your letter, we will make these changes in all of the Company's future filings.

Form 10-KSB for the Fiscal Year Ended July 31, 2005

Consolidated Statement of Cash Flows, page F-5

     1. In future 10-K's, whenever we have material issuances of stock to retire debentures or other debt, we will set forth the required information in the supplemental disclosures and schedule of non-cash investing and financing activities that we present in the narrative section of the consolidated statement of cash flows. We also attempted to do this in the Form 10-QSB for the three months ended January 31, 2006 which we filed shortly after we received your comment letter.

Note 7 - Long-Term Debt, page F-9

     2. In future 10-K's we will disclose the amount of maturities of long term borrowings for each of the five years following the date of the latest balance sheet based on the Company's fiscal year end and not on a calendar year basis.

Note 9 - Stockholders' Deficit (Options and Warrants), page F-12

     3. In future 10-K's we will disclose the following weighted-average information: (1) risk-free interest rate; (2) expected life; (3) expected volatility; and (4) expected dividends - used in determining an estimate of the fair value of the options.

Form 10-QSB for the period ended October 31, 2005

Note 2 - Basis of Presentation

Settlement Income - page 8

     4. The settlement referred to in this note was not a related party transaction and the vendor did legally release the Company from the obligation. We added a statement in Note 2 of the 10-QSB we just filed for the three months ended January 31, 2006 to the effect that the vendor was not affiliated with the Company or any of its officers or directors. The original debt related to a contract with Sporting News Radio in the amount of approximately $450,000 which was to be paid for programming to be run in about 30 markets around the United States over the course of the 2002 football season. Some of GWIN clients reported to GWIN that the show did not run or was preempted in about 25% of the markets. Sporting News at first denied that the shows did not run. After three years of going back and forth Sporting News agreed to write off the balance owed if GWIN signed a settlement and non-disclosure relating to the transaction.

Other

     5. Attached is a letter from GWIN acknowledging the matters you requested.

     Please feel free to contact the undersigned if you have any questions or need additional information concerning this matter.

                              Very truly yours,

                              KRYS BOYLE, P.C.



                              By /s/ Jon D. Sawyer
                                 Jon D. Sawyer

JDS/vm
Attachment



                                    GWIN INC.
                           5052 South Jones Boulevard
                             Las Vegas, Nevada 89118


                                  March 30, 2006


Linda Cvrkel, Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Your comment letter dated March 6, 2006

Dear Ms. Cvrkel:

     In response to Comment #5 in the subject comment letter the undersigned states the following:

     1. GWIN is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission.

     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     3. Gwin may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     Very truly yours,

                                     GWIN INC.




                                     By /s/ Jeff Johnson
                                        Jeff Johnson, CFO